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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update: _____

☐ Form C/A: Amendment to Offering Statement: _____

    Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☒ Form C-TR: Termination of Reporting

Name of issuer: __AiViva Holding Limited__

Legal status of issuer:

    Form: __Corporation__

    Jurisdiction of Incorporation/Organization: __Delaware__

    Date of organization: __February 18, 2020__

Physical address of issuer: __1451 Quail Street, Suite 204, Newport Beach, CA 92660__

Website of issuer: __www.aiviva.com__

Current Number of Employees: **6**

Is there a co-issuer? _____ yes __X__ no. If yes,

Name of co-issuer: _____

Legal status of co-issuer:

    Form: _____

    Jurisdiction of Incorporation/Organization: _____

    Date of organization: _____

Physical address of co-issuer: _____

Website of co-issuer: _____

SEC 2930 (02-25) Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Reason for Termination of Reports:

The Issuer has filed annual reports for at least three most recent years in compliance with Rule 202 and has assets that do not exceed $10,000,000 as of the most recent fiscal year-end.

Additional Note:

On December 29, 2023, AiViva Holding Limited was merged into AiViva Global Holdings, a Cayman Islands exempt company with limited liability. Additional information regarding the merger is provided in AiViva Holding Limited 2024 Annual Report filed with the Securities Exchange Commission on April 30, 2025.


SIGNATURE


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

AiViva Holding Limited
(Issuer)

By *Diane-Tang-Liu*

Name: Diane Tang-Liu, PhD
Chief Executive Officer/President/Director
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Diane Tang-Liu
(Signature)
Name: Diane Tang-Liu, PhD
Chief Executive Officer/President/Director
(Title)

7/1/26
(Date)

Jinn Wu
(Signature)
Name: Jinn Wu, PhD
Chairman/Director
(Title)

7/1/26
(Date)

Instructions.

1. The Form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the Form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the Form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.